Exhibit 99.1

Summary of agreements of the Ordinary General

Shareholders Meeting of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

held in first call on April 22nd, 2026

I.	Presentation and, if applicable, approval of the 2025 annual report of the CEO.

1.	The annual report of the CEO for the fiscal year 2025 and the opinion issued by the board of directors regarding it were approved in all its parts.

II.	Presentation and, if applicable, approval of the 2025 Annual Report of the Board of Directors.

1.	The annual report presented by the board of directors regarding the fiscal year 2025, was approved in all its parts.

III.	Presentation and, if applicable, approval of the 2025 annual reports of the Audit, Corporate Practices, Investment, Ethics, Debt and Equity, and Environmental, Social, and Corporate Governance Committees.

1.	The annual reports of the audit, corporate practices, investment, ethics, debt and equity, and environmental, social, and corporate governance committees, presented for the fiscal year 2025, were approved.

IV.	Report on compliance with tax obligations by the Company and its subsidiaries during 2025.

1.	The report regarding the compliance with tax obligations of the Company and its subsidiaries during the fiscal year 2025 was approved.

V.	Presentation and, if applicable, approval of the audited and consolidated financial statements of the Company and its subsidiaries for 2025, including the report of the external auditor of the Company.

1.	The audited and consolidated financial statements of the Company and its subsidiaries, including the balance sheet, income statement, statement of changes in financial position, statement of changes in equity, supplementary notes, and the report and opinion of the external auditor of the Company, issued for the fiscal year 2025, were approved in all their parts.

2.	It was resolved to allocate the corresponding amounts to the legal reserve.

3.	It was resolved to allocate the result of the fiscal year 2025 to the income statement.

VI.	Presentation and, if applicable, approval for the decree and payment of a cash dividend, delegating powers to the Board of Directors.

1.	The payment of a cash dividend in the total amount of EUA$74,753,321.00 legal currency of the United States of America, derived from the retained earnings account of the Company, was decreed.

2.	It was resolved to pay the declared dividend in 4 equal installments, each one for the amount of EUA$18,688,330.25 legal currency of the United States of America, payable in pesos, national currency, at the exchange rate published by the Bank of Mexico in the Official Gazette of the Federation on the business day prior to each payment date, with the first payment date being May 6th, 2026, the second being July 15th, 2026, the third being October 15th, 2026, and the last being January 19th, 2027, through the SD Indeval.

3.	It was resolved that the declared dividend will be paid to the shareholders in proportion to their shareholding on each payment date and without considering treasury shares.

Presentation and, if applicable, (i) approval of the exercise of the share buyback program during the fiscal year 2026 and (ii) of the Company's share buyback program for 2026, the amount that can be allocated in a revolving manner and delegation of powers

1.	The report on the exercise of the own share repurchase program in force during 2024 was approved.

VII.	Presentation and, if applicable, approval of the Company's share buyback program for 2025, of the amount that may be used in a revolving manner to such purposes and delegation of authority to the board of directors for its execution.

1.	The report on the exercise of the Company´s share buyback program in force during 2025 was approved.

2.	The Company´s share buyback program approved for 2025 was ratified, so that it remains in force during 2026, and it was resolved that the reserve that may be used on a revolving basis during 2026 will be equal to the amount of US$150,000,000.00 dollars, legal tender of the United States of America, or its equivalent in Pesos, National Currency.

3.	It was noted that the reserve amount does not exceed the total balance of net profits, including retained earnings.

4.	The board of directors was authorized to operate in accordance with the latest rules issued by the board of directors, and until such board of directors determines to modify them.

VIII.	Appointment or, if applicable, ratification of the members of the Board of Directors, and appointment of the presidents of the Audit and Corporate Practices Committees and its compensation for 2026.

1.	The appointment of Mr. Stephen B. Williams as alternate director of Mr. Douglas M. Arthur was revoked, release him from any liability that he may have incurred in the legal performance of his office, and Mr. Ricardo Dueñas Espriú was appointed as the new alternate director of Mr. Douglas M. Arthur.

2.	Lorenzo Manuel Berho Corona, Lorenzo Dominique Berho Carranza, Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, Douglas M. Arthur, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Daniela Berho Carranza, Elías Laniado Laborín, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elías, Rocío Ruíz Chávez, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were ratified to continue as members of the Company's board of directors during the fiscal year 2026.

3.	Mr. Lorenzo Manuel Berho Corona was ratified as the executive chairman of the board of directors.

4.	Mr. Alejandro Pucheu Romero was ratified as the proprietary secretary of the board of directors without being a member thereof; and Ms. Claudia Alejandra Márquez Rueda was appointed to replace Jimena María García-Cuéllar Céspedes as alternate secretary; both were not members of the board of directors.

5.	It was confirmed that none of the members of the board of directors, the proprietary secretary, or the alternate secretary, shall have any obligation to provide surety.

6.	Mr. Francisco Javier Mancera de Arrigunaga was ratified as chairman of the corporate practices committee.

7.	Mr. Luis Javier Solloa Hernández was ratified as chairman of the audit committee.

8.	Note was taken of the appointment of the other members of the audit and corporate practices committees, as well as the appointments of the chairpersons and members of the other committees.

9.	Manuela Molina Peralta, Jorge Alberto de Jesús Delgado Herrera, José Manuel Domínguez Díaz Ceballos, José Guillermo Zozaya Délano, Craig Wieland, Enrique Carlos Lorente Ludlow, Luis Javier Solloa Hernández, Viviana Belaunzarán Barrera, Loreanne Helena García Ottati, José Antonio Pujals Fuentes, Oscar Francisco Cázares Elias, Rocío Ruiz Chávez, Douglas M. Arthur, Ricardo Dueñas Espriú, Luis de la Calle Pardo, and Francisco Javier Mancera de Arrigunaga were qualified as independent directors.

10.	It was established that the compensation of the members of the board of directors and committees, will continue to be the same as approved for 2025.

IX.	Appointment of special delegates

1.	Lorenzo Dominique Berho Carranza, Alejandro Pucheu Romero, Jimena María García-Cuéllar Céspedes, and Claudia Alejandra Márquez Rueda were appointed as special delegates to issue certifications regarding the minutes and to protocolize them.

Summary of agreements of the Extraordinary General Assembly of shareholders of Corporación Inmobiliaria Vesta, S.A.B. de C.V.

held on first call on April 22nd, 2026

1.	Proposal and, its case, approval of the amendment to Clause Fifteen of the Company's bylaws to adapt it to article 108, section II of the Securities Market Law

1.	The fifteenth clause of the Company's bylaws was amended to bring it into line with article 108, section II of the Securities Market Law.

2.	The restatement of the Company's bylaws was approved.

3.	The secretary of the board of directors was authorized to carry out the necessary acts to give effect to the amendment of the bylaws.

4.	Any 2 members of the board of directors were authorized to subscribe for the new share certificates issued containing the amended bylaws, and the secretary to carry out such acts as may be necessary on this regard.

II.	Appointment of Special Delegates to the Extraordinary General Assembly

1.	Lorenzo Dominique Berho Carranza, Alejandro Pucheu Romero, Claudia Alejandra Márquez Rueda and Jimena María García-Cuéllar Céspedes were appointed as special delegates to issue the certifications in relation to the minutes and to formalize them.

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